[Letterhead of Sullivan & Cromwell LLP]

August 15, 2011

Via EDGAR

Suzanne Hayes and Eric Envall
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Royal Bank of Canada – Form 40-F for the Fiscal Year Ended October 31, 2010; Form 40-F/A for the Fiscal Year Ended October 31, 2010; Form 6-K Furnished May 27, 2011
(SEC File No. 001-13928)

Dear Ms. Hayes and Mr. Envall:

  On behalf of Royal Bank of Canada, this acknowledges receipt of the Staff’s comment letter dated August 9, 2011.  The letter requested that the Bank provide a response within ten business days or that it advise the Staff when it will provide a response.

  As discussed with Mr. Envall, the Bank plans to submit its response to the comment letter no later than September 30, 2011.  Responding to the Staff’s comments is a high priority for the Bank, and it intends to provide thorough responses.  This will take considerable effort and resources given the nature of the comments.  As noted in a voice mail left for Mr. Envall on August 10, 2011, and as discussed with him on August 11, 2011, the Bank’s Third Quarter 2011 earnings release date is August 26, 2011, and many of the persons that have principal responsibility for preparing the Bank’s response letter will be preoccupied with closing out the quarter and work on such announcement for the next several weeks.  In addition, the time of the year also results in a number of key personnel involved in preparing and reviewing the response being away from their offices for periods of time in the coming weeks.

Division of Corporate Finance	-2-

As per the Staff’s request, in its report for the Third Quarter of 2011, which will be furnished to the SEC under cover of form 6-K, the Bank plans to address Comments Nos. 1 and 16.  The Bank notes that a number of the comments relate to its annual report, and that in other cases the reporting process is too far advanced for the comments to be adequately addressed in the Third Quarter report being released next week.

If you have any questions concerning this matter please contact the undersigned at 212-558-4016.

Very truly yours,

/s/ Donald R. Crawshaw

cc:
Linda F. Mezon
Paul D. Guthrie
(Royal Bank of Canada)

William A. Cunningham
(Deloitte & Touche LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)